FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC

21 April 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with 3.1.2 R and 3.1.4 R(1)(a).

On 20 April, HSBC Holdings plc was advised that the following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") took place in London on that date.

Directors

Name	Price per Share	Shares acquired
Kathleen Casey	US$32.0600	23 American Depositary Shares1 (representing 115 ordinary shares of US$0.50 each)
Henri de Castries	US$6.4120	491
Rona Fairhead	US$6.4120	795
Douglas Flint	£4.6374	147
Stuart Gulliver	US$6.4120	95,587
Sam Laidlaw	US$6.4120	1,199
Iain Mackay	US$6.4120	43,693
Heidi Miller	US$32.0600	24 American Depositary Shares1 (representing 120 ordinary shares of US$0.50 each)
Marc Moses	US$6.4120	52,885
Sir Simon Robertson	US$6.4120	1,117

Other PDMRs

Name	Price per Share	Shares acquired
Mohammad Al Tuwaijri	US$6.4120 £4.6374	4,683 8,111
Samir Assaf	US$6.4120	57,507
Peter Boyles	US$6.4120 £4.6374	13,850 4,324
Patrick Burke	US$6.4120 £4.6374	17,271 3,181
John Flint	US$6.4120	17,020
Pierre Goad	US$6.4120 £4.6374	1,188 33
Pam Kaur	US$6.4120	5,483
Stuart Levey	US$6.4120	18,219
Andy Maguire	US$6.4120	5,505
Paulo Maia	US$6.4120 £4.6374	4,197 3,383
Antonio Simoes	US$6.4120	9,916
Peter Wong	US$6.4120 £4.6374	68,8072 20,179
Camay Wong (spouse of Peter Wong)	US$6.4120	700

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

232,006 of the Shares acquired are subject to a charge.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 21 April 2016